MIGENIX Inc.

400 - 1727 West Broadway

Vancouver, BC  V6J 4W6

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX ANNOUNCES COMPLETION OF REDUCTION IN EXERCISE PRICE AND EXTENSION OF EXPIRY DATES

Vancouver, British Columbia, Canada, January 4, 2010 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF) ("MIGENIX" or the "Company") announces that it has completed the re-pricing and extension of expiry dates of certain of its outstanding common share purchase warrants (the "Warrants") initially announced on November 30, 2009.  Accordingly, the exercise price of the Warrants  has been reduced from $0.10 to $0.045 and the expiry dates of same have been extended from March 5, 2010 and March 13, 2010, as applicable, to June 30, 2010 (collectively, the "Warrant Amendments").

The Warrant Amendments were approved by the Company's shareholders at the Annual and Special Meeting of shareholders of the Company held on December 23, 2009.  In connection with the Warrant Amendments, the Company entered into a Supplemental Warrant Indenture with Computershare Trust Company of Canada ("Computershare") dated December 31, 2009, amending the Warrant Indenture between the Company and Computershare dated January 21, 2009, pursuant to which the Warrants were originally issued.

Additional information with respect to the Warrant Amendments is available in the management information circular of the Company dated November 23, 2009, which is available on SEDAR at www.sedar.com.

For further information, contact Paul Brennan, our chief executive officer, at (604) 790-4671.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Company's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Company can be found at www.migenix.com.